[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

March 18, 2011

U.S. Securities and Exchange Commission                                                               Via Edgar and Federal Express
Division of Corporation Finance
Attention:  H. Roger Schwall, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Re:	Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Forms 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010 and November 5, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010; June 30, 2010; and September 30, 2010
File May 6, 2010; August 9, 2010; and November 8, 2010
Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
Filed November 5, 2010
File No. 0-33999

Dear Mr. Schwall:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated March 2, 2011. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

General

1.
Comment:  As discussed in our telephone conference on February 28, 2011, please file amendments to your Form 10-K for the fiscal year ended December 31, 2009, as amended, and Form 10-Q for the quarter ended June 30, 2010, as amended.

Response:  We intend to file amendments to our Form 10-K for the fiscal year ended December 31, 2009, as amended, and Form 10-Q for the quarter ended June 30, 2010, as amended, contemporaneous with the dispatch of this response letter.

Form 10-K/A for Fiscal Year Ended December 31, 2009 filed November 5, 2010

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

2.
Comment: As discussed in our telephone conference, please comply with our comments on your executive compensation disclosure in future filings, beginning with your Form 10-K for the fiscal year ended December 31. 2010. In particular please ensure that your Compensation Discussion and Analysis describes more clearly the compensation committee's use of peer groups and does not include the inconsistencies which we pointed out to you during the call.

Response:  We intend to comply with your comments on our executive compensation disclosure in future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.
Comment:  You have provided a proposed reconciliation of your non-GAAP Financial Measure on a per share basis in response to prior comment five. We note you have condensed the individual amounts used to reconcile your GAAP earnings per share to Adjusted EBITDA per share into a single adjusting per share line item (Change due to Non-GAAP Measurements). Please revise your proposed reconciliation to be included in future filings to break out the condensed line item, Change due to Non-GAAP Measurements to present the per share impact of each individual Non-GAAP Measurement amount.

Response:  In future filings we intend to present the per share impact of each individual Non-GAAP Measurement amount, as appropriate.  Please note, for example, the following tables that appear on pages 35 and 36 of our Form 10-K for the fiscal year ended December 31, 2010 as filed with the Commission on March 4, 2011.

Northern Oil and Gas, Inc.
Reconciliation of Adjusted EBITDA Per Common Share – Basic

	Year Ended December 31,
	2010	2009	2008
			As Adjusted
Net Income (Loss) Per Common Share - Basic	$0.14	$0.08	$0.08
(As Reported)
Add Back:
Income Tax Provision (Benefit)	0.09	0.04	(0.02)
Depreciation, Depletion, Amortization, and Accretion	0.34	0.12	0.02
Share Based Compensation	0.07	0.03	0.00
Mark-to-Market Derivative Instruments	0.29	0.01	-
Interest Expense	0.01	0.01	0.00
Adjusted EBITDA Per Common Share - Basic	$0.94	$0.29	$0.08
(Adjusted for Non-GAAP Measurement)

Northern Oil and Gas, Inc.
Reconciliation of Adjusted EBITDA Per Common Share – Diluted

	Year Ended December 31,
	2010	2009	2008
			As Adjusted
Net Income (Loss) Per Common Share - Diluted	$0.14	$0.08	$0.07
(As Reported)
Add Back:
Income Tax Provision (Benefit)	0.09	0.04	(0.02)
Depreciation, Depletion, Amortization, and Accretion	0.34	0.12	0.02
Share Based Compensation	0.07	0.03	0.01
Mark-to-Market Derivative Instruments	0.28	0.01	-
Interest Expense	0.01	0.01	0.00
Adjusted EBITDA Per Common Share - Diluted	$0.93	$0.29	$0.08
(Adjusted for Non-GAAP Measurement)

Northern Oil and Gas, Inc.
Reconciliation of GAAP Net Income to Net Income Excluding
Unrealized Mark-to-Market Hedging Losses

	Year Ended December 31,
	2010	2009	2008
			Adjusted
Net Income	$6,917,300	$2,798,952	$2,424,340

Mark-to-Market of Derivative Instruments	14,545,477	363,414	-

Tax Impact	(5,649,000)	(140,000)	-

Net Income without the Effect of Certain Items	$15,813,777	$3,022,366	$2,424,340

Net Income Per Common Share - Basic	$0.31	$0.08	$0.08

Net Income Per Common Share - Diluted	$0.31	$0.08	$0.07

Weighted Average Shares Outstanding – Basic	50,387,203	36,705,267	31,920,747

Weighted Average Shares Outstanding - Diluted	50,778,245	36,877,070	32,653,552

Net Income Per Common Share - Basic	$0.14	$0.08	$0.08

Change due to Mark-to-Market of Derivative Instruments	0.28	-	-

Change due to Tax Impact	(0.11)	-	-

Net Income without Effect of Certain Items Per Common Share - Basic	$0.31	$0.08	$0.08

Net Income Per Common Share - Diluted	$0.14	$0.08	$0.07

Change due to Mark-to-Market of Derivative Instruments	0.28	-	-

Change due to Tax Impact	(0.11)	-	-

Net Income without Effect of Certain Items Per Common Share - Diluted	$0.31	$0.08	$0.07

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800. My fax number is 952-476-9801.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ James R. Sankovitz
James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary